10/7/2003



SECURITIES AND EXCHANGE COMMISSION

03053503

SO 10/6/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-2002 (MM/DD/YY) AND ENDING 7-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrick Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 South Sepulveda Blvd #308
(No. and Street)

Los Angeles (City) CA (State) 90049 (Zip Code)

RECEIVED SEP 25 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Stein 310 472-4775
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Kleker
(Name – *if individual, state last, first, middle name*)

23241 Ventura Blvd #310 (Address) Woodland Hills (City) CA (State) 91364 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrick Securities Corporation, as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of CALIFORNIA
County of LOS ANGELES } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ---
2 ---
3 ---
4 ---
5 ---
6 ---
7 ---
8 ___

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 25 (Date) day of August (Month), 2003 (Year), by

(1) Ronald Stein
Name of Signer(s)

(2) X X
Name of Signer(s)


RONALD KADONAGA
Commission #1246099
Notary Public - California
Los Angeles County
My Comm. Expires Dec 18, 2003

Place Notary Seal Above

Ronald Kadonaga
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ___

Document Date: ___ Number of Pages: ___

Signer(s) Other Than Named Above: ___

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

ANDRICK SECURITIES CORPORATION

FINANCIAL STATEMENTS

TOGETHER WITH AUDITOR'S REPORT AND

SUPPLEMENTARY INFORMATION

JULY 31, 2003

Ronald J. Kleker, CPA
Kleker Accounting Services
Woodland Hills, CA 91364

TABLE OF CONTENTS

Ronald J. Kleker, CPA
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

To the Board of Directors and Shareholder of Andrick Securities Corporation.

I have audited the accompanying statement of financial condition of Andrick Securities Corporation as of July 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrick Securities Corporation as of July 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis, it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



September 16, 2003

Andrick Securities Corporation
Statement of Financial Condition
(Balance Sheet)
July 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash		
Cash-Wells Fargo Checking Account	$ 17,914	$ 8,754
Cash-Wells Fargo Cert. of Deposit	9,056	8,785
	26,970	17,539
Other Receivables		
Advances Receivable-Parent Company	20,489	7,266
	20,489	7,266
TOTAL CURRENT ASSETS	47,459	24,805
OTHER ASSETS		
Investments, NASDAQ stock (Note 4)	19,780	29,300
	-0-	-0-
TOTAL ASSETS	$ 67,239	$ 54,105
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 510	$ -0-
TOTAL LIABILITIES	$ 510	$ -0-
STOCKHOLDER'S EQUITY		
COMMON STOCK: $100.00 par value;		
100,000 shares authorized;		
100 shares issued and outstanding	10,000	10,000
Accumulated comprehensive loss	(9,520)	
Retained Earnings	66,249	44,105
TOTAL STOCKHOLDER'S EQUITY	66,729	44,105
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 67,239	$ 54,105

See accompanying notes to financial statements

Andrick Securities Corporation
Statement of Changes in Shareholder's Equity
For the period from August 1, 2002 to July 31, 2003

	Common Stock		Retained	Accum. Comp.	
	Shares	Amount	Earnings	Loss	Total
BALANCE, August 1, 2002	100	$ 10,000	$ 44,105	$	$ 54,105
NET INCOME	-	-	22,144		22,144
COMPREHENSIVE LOSS				(9,520)	(9,520)
DIVIDENDS TO PARENT	-	-	0		0
BALANCE, July 31, 2003	100	$ 10,000	$ 66,249	$ ($9,520)	$ 66,729

See accompanying notes to financial statements

Andrick Securities Corporation
Statement of Cash Flows
For the years ended July 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities:		
Net Income	$ 22,144	$ 61,563
Adjustments:		
Increase in Accounts Receivable	(13,223)	3,148
Increase in Accounts Payable	510	
Net Increase (decrease) in cash provided by operating activities:	9,431	64,711
Cash Flow from (used for) Investment Activities		
Investment in NASD stock	0	0
Cash Flows from Financing Activities		
Dividends Paid	0	(60,000)
Net Increase (decrease) in cash provided by financing activities:	0	(60,000)
Net Cash Flows, All Sources	9,431	4,711
Beginning Cash	17,539	12,828
Ending Cash	$ 26,970	$ 17,539

Additional disclosures pursuant to the statement of cash flows:

a: There was no interest paid during the 2001-2002 or the 2002-2003 fiscal years.

b: Income taxes paid to parent company during the 2001-2002 and 2002-2003 fiscal years were $33,148 and $11,777 respectively.

See accompanying notes to financial statements

ANDRICK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2003

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Operations-

Andrick Securities Corporation was incorporated in California to engage in business as a securities broker/dealer. The stock of the Company is wholly owned by Andrick Financial and Insurance Services Company, Inc. (a California corporation). The company has adopted a fiscal year end of July 31st. The company is licensed and regulated by the National Association of Securities Dealers (NASD).

Securities Transactions-

Brokerage revenues are limited to commissions from placement of mutual fund investments and variable annuities and are recorded as received from the various entities involved.

Organizational Costs-

Costs of setting up the corporation were capitalized over a period of sixty months which has previously expired.

Provision for Income Taxes-

The corporation files a consolidated income tax return with its parent company, Andrick Financial and Insurance Services Company, Inc. (a Calif. corporation). The provision for income taxes is based on an average rate of 35% and paid directly to the parent under a liability assumption agreement. There are no material differences in reporting income for book and income taxes for the company.

Use of Estimates-

In preparing financial statements in conformity with generally accepted principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS:

The company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. As of July 31, 2003, aggregate indebtedness to net capital ratio of the company was 0.012 to 1. The company's net capital of $43,273 as defined under such rules was in excess of the minimum capital requirement of $5,000.

(3) DIVIDENDS:

No dividends were paid during the fiscal year ended July 31, 2003.
During the fiscal year ending July 31, 2002 the company declared and paid dividends to its parent in the amount of $60,000.

(4) INVESTMENT IN SECURITIES AND COMPREHENSIVE LOSS

The company owns 2,300 shares of Nasdaq Stock Market, Inc. purchased at a cost of $29,300. In 2002 the stock began trading publicly under the symbol "NDAQ. Current accounting principles require that the shares be valued at market price. On July 31, 2003 the closing price was $8.60 per share and the stock has been revalued at $19,780 resulting in a comprehensive loss of $9,520. Since this stock is not "trading stock" it is deemed an "available for sale" security. As such, the comprehensive loss incurred has been charged directly against the company's capital account.

SUPPLEMENTARY INFORMATION

Ronald J. Kleker, CPA
Kleker Accounting Services
Woodland Hills, California

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

To the Board of Directors and Shareholder of Andrick Securities Corporation.

I have examined the financial statements of Andrick Securities Corporation for the period from August 1, 2002 to July 31, 2003, and have issued my report thereon dated September 16, 2003. As part of my examination, I made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safe-guarding securities) to the extent I considered necessary as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(*a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15,-3-3. I did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verification and the recordation requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and procedures referred to in the preceding paragraph and to assess the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the company has the responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

My study and evaluation was made for the limited purpose described in the first paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Andrick Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness except as follows:

> Due to the small size of the firm, the company is unable to separate functions to the extent normally recommended. However, since the company maintains no security accounts for customers nor performs any custodial functions related to customer's securities, the risk of irregularities due to the above is correspondingly limited.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the company's practices and procedures were adequate at July 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



September 16, 2003

AUDITED
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ANDRICK SECURITIES CORPORATION as of July 31, 2003

COMPUTATION OF NET CAPITAL

Item			Code		Code
1. Total ownership equity from Statement of Financial Condition				$ 66,729	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				66,729	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 66,729	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 20,489	3540		
B. Secured demand note deficiency			3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(20,489)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 46,240	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities			3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities		2,967	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(2,967)	3740
10. Net Capital				$ 43,273	3750

OMIT PENNIES

3/78

AUDITED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ANDRICK SECURITIES CORPORATION as of July 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Item	Amount	Box
11.	Minimum net capital required (6-2/3% of line 19)	$ 34	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 38,273	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 43,222	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item	Amount	Box	Amount	Box
16.	Total A.I. liabilities from Statement of Financial Condition			$ 510	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 510	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1.2	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item	Amount	Box
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83